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Pan American Silver Reports Recent Drill Results for the La Colorada Skarn Discovery

Vancouver, B.C. - Feb. 13, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”, or the “Company”) today announced results for 14 holes drilled on the La Colorada polymetallic skarn discovery in Mexico during the fourth quarter of 2019.

“Further step-out exploration drill results demonstrate the potential to increase our initial 72.5 million tonne resource estimate announced on December 11, 2019,” said Christopher Emerson, Pan American's Vice President Business Development and Geology. “Drillholes U-88-19 and U-105-19 indicate extensions of high grade massive sulphides to the southeast, while holes D-81-01-19 and S-81-19 indicate the resource may expand to the northeast."

Drill highlights include:

•	U-88-19: 270.9 m at 60 g/t Ag, 0.17% Cu, 2.69% Pb and 4.52% Zn
including 166.9 m at 85 g/t Ag, 0.18% Cu, 3.93% Pb and 6.39% Zn

•	U-105-19: 192.5 m at 30 g/t Ag, 0.15% Cu, 2.42% Pb and 3.51% Zn
including 105.6 m at 29 g/t Ag, 0.14% Cu, 3.05% Pb and 4.52% Zn

•	D-30-03-19: 76.1 m at 35 g/t Ag, 0.20% Cu, 2.04% Pb and 3.31% Zn

•	D-30-05-19: 62.5 m at 51 g/t Ag, 0.28% Cu, 1.79% Pb and 4.57% Zn

•	D-81-01-19: 32.9 m at 54 g/t Ag, 1.15% Cu, 0.36% Pb and 2.51% Zn
and 75.9 m at 78 g/t Ag, 0.50% Cu, 0.34% Pb and 3.83% Zn
and 19.2 m at 133 g/t Ag, 0.88% Cu, 0.25% Pb and 3.36% Zn

•	U-87-19: 47.2 m at 33 g/t Ag, 0.09% Cu, 2.13% Pb and 4.95% Zn

•	S-81-19: 24.5 m at 54 g/t Ag, 0.05% Cu, 2.01% Pb and 10.33% Zn
and 28.8 m at 43 g/t Ag, 0.16% Cu, 1.03% Pb and 3.54% Zn

Since the discovery in 2018, Pan American has drilled a total of approximately 60,000 metres on the La Colorada skarn. An initial inferred mineral resource estimate of the deposit was provided in the Company's news release dated December 11, 2019. The most recent drill results provided in this news release were not included in this initial resource estimate.

In 2020, Pan American plans to invest US$16 million to $18 million on the drilling program, early stage engineering and metallurgical testing for the La Colorada skarn discovery. The 44,000 metre drill program is focused on infill and exploration drilling to further define, expand and add confidence to the inferred resource estimate. Pan American is aiming to provide an update on the initial resource estimate concurrent with the release of its annual mineral reserve and resource estimates effective June 30, 2020.

Please see our website at: panamericansilver.com/operations/exploration/la-colorada-skarn/ for further information, including cross sections, plan and images of the mineralized core.

PAN AMERICAN SILVER CORP. 1

Summary of Drill Results for the Fourth Quarter of 2019
Previous drill results disclosed in Pan American's news releases dated October 23, 2018, February 21, 2019, May 8, 2019, August 1, 2019, and October 30, 2019 are not included in this table.

Drill hole ID	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
D-30-03-19	979.3	1055.4	76.1	35	0.20	2.04	3.31
D-30-04-19	972.3	987.5	15.3	51	0.23	2.35	5.37
and	1231.6	1247.2	15.6	100	0.38	5.55	3.44
D-30-05-19	1041.5	1103.9	62.5	51	0.28	1.79	4.57
D-57-03-19	1494.9	1516.6	21.8	36	0.10	0.51	3.64
and	1738.9	1784.1	45.2	49	0.62	0.23	3.97
D-57-04-19	1126.3	1149.4	23.1	74	0.09	2.60	1.54
and	1167.4	1209.5	42.1	53	0.06	2.32	1.64
D-81-01-19	1385.6	1418.5	32.9	54	1.15	0.36	2.51
and	1437.9	1513.8	75.9	78	0.50	0.34	3.83
and	1542.8	1562.0	19.2	133	0.88	0.25	3.36
S-77-19-A	1129.5	1143.8	14.3	63	0.22	0.51	5.66
S-81-19	641.9	646.8	4.9	690	0.13	1.14	1.37
and	734.0	742.2	8.3	1116	0.35	2.38	7.14
and	770.3	774.6	4.4	176	0.14	3.04	7.71
and	1219.0	1243.4	24.5	54	0.05	2.01	10.33
and	1399.8	1428.6	28.8	43	0.16	1.03	3.54
and	1554.1	1564.1	10.0	2	0.12	0.00	11.24
and	1587.3	1601.3	14.0	4	0.17	0.08	5.28
U-104-19	871.6	877.1	5.5	37	0.06	8.59	11.54
U-105-19	565.7	716.4	150.7	40	0.28	1.65	3.06
and	759.9	952.3	192.5	30	0.15	2.42	3.51
incl.	759.9	865.4	105.6	29	0.14	3.05	4.52
U-84-19	126.7	134.8	8.1	88	0.09	6.27	9.49
and	411.4	435.1	23.7	31	0.08	2.20	3.52
U-87-19	1062.9	1110.1	47.2	33	0.09	2.13	4.95
U-88-19	528.9	799.8	270.9	60	0.17	2.69	4.52
incl.	528.9	695.7	166.9	85	0.18	3.93	6.39
and	930.5	954.2	23.7	42	0.42	1.91	3.56
U-98-19	328.7	331.9	3.2	71	0.19	2.74	5.37
and	588.3	606.1	17.8	22	0.03	1.29	2.59
(1) True widths of the mineralized intervals are unknown at this time.

PAN AMERICAN SILVER CORP. 2

Drill Hole Collar Information

Drill Hole ID	East Local	North Local	Elevation	Length (m)	Azimuth Avg (0)	Dip Avg (0)
D-30-03-19	5460.6	5462.9	1197.1	426.4	3	-78
D-30-04-19	5460.6	5462.9	1343.6	553.9	190	-84
D-30-05-19	5460.6	5462.9	1207.1	406.8	106	-79
D-57-03-19	4886.4	5071.7	1851.3	1177.7	64	-80
D-57-04-19	4886.4	5071.7	1789.8	1050.4	105	-82
D-81-01-19	5804.8	5770.1	1793.9	1146.1	281	-84
S-77-19-A	5777.8	5504.1	2540.8	1379.4	0	-90
S-81-19	5804.8	5770.1	2590.7	1684.2	0	-90
U-104-19	5121.6	5200.8	2030.0	999.2	252	-80
U-105-19	5258.4	5415.6	1998.9	992.1	127	-83
U-84-19	5329.4	5536.5	1998.2	790.8	60	-80
U-87-19	5120.0	5201.2	2029.9	1284.1	297	-84
U-88-19	5258.5	5417.0	1998.7	1005.6	100	-81
U-98-19	5122.0	5200.5	2029.7	799.5	270	-77
Total Metres Drilled				13696.2

General Notes with Respect to Technical Information
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Vice President Business Development and Geology, who is a Qualified Person for the purposes of NI 43-101.

Grades are shown as contained metal before mill recoveries are applied. All samples provided in this news release were prepared and analyzed by SGS in Durango, Mexico using fire assay with gravimetric finish for gold, and by acid digestion with ICP finish for silver, lead, zinc, and copper. Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories. The results of the QAQC samples submitted to SGS demonstrate acceptable accuracy and precision.  The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein. SGS is independent from Pan American.

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 3

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated exploration and other development programs at the Company’s La Colorada properties, together with the investment, nature, implementation and timing thereof; the anticipated results of any exploration programs; the estimates of mineral resources; the anticipated timing of advancing our resource estimate with respect to the La Colorada skarn deposit; and the disclosure of the mineral reserve and mineral resource estimates of the Company.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the La Colorada mine are received in a timely manner; our ability to secure and maintain the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining, such as those in Chubut, Argentina, and the constitutional court-mandated ILO 169 consultation process in Guatemala; risks relating to expropriation; risk of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined;  increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP. 4

Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ''measured resources'', ''indicated resources'', and ''inferred resources''. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ''reserves'' are not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as ''reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "measured resource" or "indicated resource" will ever be converted into a "reserve". U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "inferred resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.